

SURGE
Anywhere, Everywhere.

INVEST IN **SURGE**

Powering the Future of the Data Economy

surgenetworks.ai   Kansas City, MO   in   Technology   B2B   Hardware   Minority Founder   Energy

Highlights

1 Founded in 2024 by experts in infrastructure, capital formation, and real-time systems.

2 Deploying scalable infrastructure driven by real-time AI, innovation, and actionable data needs.

3 Enables real-time spatial intelligence for smarter, safer, and more efficient environments.

4 > $40 Billion Market; driven by institutional demand for yield-backed, standardized assets.

5 Deploying across utility, real-estate and telecom. From 0 to 4 projects in the past 6 months.

6 Projected $70M+ annual revenue at full deployment (not guaranteed).

7 Projects underway in NC, GA, & LA scaling to ~5k sites by 2028 (not guaranteed)

Featured Investors



Mark T Hurley
Syndicate Lead

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Invested $10,000 ⓘ

At Schneider Electric, I helped develop data center solutions that would support low latency, real time computing at the edge.

"I have watched Surge develop from a concept idea over three years ago at Next Wave Partners to today's vision of creating a shared infrastructure that will empower cities, businesses and investors. John Cowan, James Thomason, Miguel Jaramillo, and Brandon Richman are some of the most experienced, knowledgeable, and motivated entrepreneurs in this industry. I am confident this team will turn their vision into reality and further the development of Smart Cities via the use of localized data collection, compute, and artificial intelligence at the edge."



Meghan Comiskey **in**

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Infrastructure finance professional with experience raising over $10B to fund infrastructure and renewable energy projects across the world.

"I've invested in Surge because I'm excited about the team and the work they are doing in our communities and believe in the value to various potential counterparties of the data they are collecting and networks they are building. Critical Infrastructure like this is often unseen. They are running a challenging multi-stakeholder process with a lot of upside potential for layered revenue streams as it scales. It lays the foundation for a lot of innovation potential."



Venky Lakshminarayanan in [Follow]

Executive leader with 20+ years scaling revenue for startups & F500s to $2B+. Deep expertise in commercializing innovation in enterprise AI, digital transformation, and intelligent infrastructure. Co-author of the book, "AI-Driven Value Management."

"My passion lies at the intersection of technology and business, by creating enriching human experiences. True intelligent infrastructure should do more than just connect sensors; it should connect people, make communities safer, and create a more efficient and equitable world. Surge has a rare combination that brings innovation and scale together that includes a well-crafted business model to deploy, commercialize and scale real-time Edge AI solutions for smart cities. I invested because I've worked closely with the Surge leadership team and I trust their expertise instincts to translate groundbreaking innovation into tangible business value."



Mike Rivera in [Follow]

Equipping clients to make smart, strategic real estate decisions. As a full-service commercial broker, I help businesses and investors achieve success and long-term wealth through development consulting and investment acquisitions.

"I focus on helping clients build long-term value while strengthening our communities. Surge's vision and platform bring technology and real estate together in ways that can transform how we live and work. By processing data at the edge, Surge creates a powerful digital layer that helps real estate owners and developers unlock smarter, more efficient projects. This new asset class at the intersection of infrastructure, real estate, and innovation has the potential to shape stronger, more connected communities. I'm excited to be part of this journey and the impact it can make."



Katie Vivas in [Follow]

VP of Operations at YMCA of Greater KC, leading teams to enhance member experience and create positive community impact. Formerly the Director of Membership at the KCK Chamber of Commerce, with an MS in Management & Leadership.

"At the YMCA of Greater Kansas City, my work leading operations is focused on enhancing the well-being of our community by creating responsive, engaging environments. I invested in Surge because I see their technology as a way to scale that environments. I invested in Surge because I see their technology as a way to scale that mission to the city level. This is about more than data; it's about making our public spaces inherently safer and our daily lives more seamless. They're building the digital infrastructure for truly intelligent communities where our physical environment serves us. That's not just a good investment; it's a legacy worth building."

 **Next Wave Partners** in [Follow]

We partner with founders and corporate innovators to create bold new businesses, unlock exponential growth, and build better products and services, faster.

John Cowan, Founding Partner - Next Wave Partners

"We invested in Surge because they've cracked the code on transforming our existing infrastructure into revenue-generating intelligent assets without requiring massive government spending. This is our generation's moonshot—the chance to rebuild America's infrastructure advantage and secure our economic future."

 **Gareth McAveety** in [Follow]

Aerospace engineering leader with 25+ years of experience guiding lightweight aircraft structure designs from concept to full production for tier-one OEMs. Expert in team management, mentorship, structural analysis, and design optimization.

"My investments target the foundational infrastructure of autonomous systems of the future—technologies that deliver unprecedented scale, unwavering resilience, and tangible real-world impact. Surge is building this future, today."

 **Richard Young** in [Follow]

Transportation executive for the Illinois Tollway's $17B capital program. With 29+ years in civil engineering, I specialize in program & construction management, focusing on delivering safe, effective infrastructure while mentoring future engineers.

"As a transportation executive, I'm driven by a bold vision-to reimagine how we build and operate our roadways and bridges. We must move traditional methods and create a SMART, connected, and fully digitized transportation ecosystem-one that delivers real-time information to motorists, links vehicles seamlessly to the built environment, and sets a new standard for safety and efficiency. Miguel and his team are trailblazers in this space, transforming these visionary ideas into deployable solutions. They're not only enhancing mobility but also supporting a sustainable and scalable business model. Together, we are shaping the future of transportation, where innovation model. Together, we are shaping the future of transportation, where innovation, connectivity, and safety converge to redefine the traveler's experience"

Our Team



Miguel Jaramillo   Chief Executive Officer

Miguel is a visionary leader with a background in developing municipal, and mobility infrastructure. Passionate about driving innovation, sustainability, and building connected communities, he oversees partnerships, and multi-jurisdictional rollouts.



Brandon Richman   Chief Financial Officer

Brandon is an expert in navigating institutional capital markets, regulated asset categories, and contract negotiations. At Surge, he built the federated capital model and oversees investment structures, helping scale yield-backed infrastructure projects.



John Cowan   Executive Chair of the Board

Cowan co-founded 6fusion and EDJX, pioneering utility-grade distributed computing and decentralized edge orchestration. At Surge, he guides capital alignment, ecosystem growth, and governance, driving strategy around the "Innovation Paradox".



James Thomason   CTO-in-Residence (Next Wave Partners)

Thomason, via Next Wave Partners, brings edge compute and network expertise. He advises Surge on system modularity, tenant metering, and API/SLA standards to ensure a future-proof, flexible infrastructure stack for multi-tenant edge environments.

SURGE HEADLINE: Powering the Future of the Data Economy

Data Brokers Make Billions From Your Data

But Have You Ever Shared in That?

"THE DATA ECONOMY IS MASSIVE AND MOSTLY EXCLUSIVE. HAVE YOU EVER SHARED IN THE BILLIONS DATA BROKERS MAKE FROM YOUR DATA? EACH YEAR CORPORATIONS AND GOVERNMENTS SPEND BILLIONS BUYING AND SELLING DATA. WE FUNDAMENTALLY BELIEVE THAT THE PEOPLE WHO GENERATE THE DATA—THE COMMUNITIES—SHOULD OWN ITS FUTURE VALUE. THAT IS A KEY REASON WHY WE CREATED SURGE. IF WE'RE SUCCESSFUL, IT'S NOT JUST A MASSIVE OPPORTUNITY, IT'S THE RIGHT THING TO DO FOR AMERICANS."

MIGUEL JARAMILLO, CO-FOUNDER | CEO, SURGE HOLDINGS INC.

The Machine Economy and real-time AI are driving greater demand for new types of data, moving from simply collecting massive volumes of information —**"Big Data"**—and basic connectivity signals—**"pings"**—to a new requirement for **"Smart Data."**

While this data drives commercial success, Surge believes the deeper purpose for data is to cultivate city spaces into smarter, safer, and more efficient environments. Envision the potential for optimized traffic flows, safer pedestrian intersections, fully autonomous mobility, and a hyper-efficient urban core that supports innovations such as—parking availability to seamless retail pickup.

This is a chance for everyday citizens—"Main Street"—to invest alongside big financial firms ("Wall Street") in what we believe is the data infrastructure that could power American innovation for decades to come.

Explore the opportunity to invest in next-generation digital infrastructure.

- The Surge Team







Anywhere, Everywhere.

PROBLEM

To Fully Reap the Benefits of AI

Someone Has to Create New Infrastructure

What if that "Someone" was you?

The accelerating integration of AI into everything from logistics to smart cities hinges on universally available, real-time spatial data. This critical data feed moves beyond simple location-pinning to precisely track the dynamic flow, complex interactions, and immediate status of various objects within our built environments.





But data collected by most providers is not designed for this new AI age.

There is also an incredible amount of wasted cost spent on duplicated infrastructure.

Imagine if streaming services like Netflix, Amazon Prime, and Disney+ all required you to set up dedicated cables to your house. That sounds crazy—a huge waste of time and money.



But that's often what's happening on our streets today due to fragmented efforts among corporations and municipalities.

Surge aims to address this problem by providing the physical infrastructure and digital platform that can be built upon, while simultaneously providing the core enabler of data innovation—precise real-time object and human behavior that customers need.

Unlike other data providers, we capture interactions WITHOUT relying on phones, apps, or personal information which is a huge win for personal privacy.



PRODUCT + SOLUTION

Landed Big Partners

For 1st Commercial Launch in North Raleigh

Our first planned deployment is targeted in Raleigh, North Carolina for 2025 Q4.

We are in discussions with organizations in energy, real estate, and telecom regarding potential Rights-of-Way access. Any finalized agreements will be disclosed as appropriate in our SEC fillings. We then leverage increasingly affordable technology—a powerful combination of LiDAR and edge compute—to gather real-time spatial data on our nodes.





north hills innovation district

"Rights-of-Way" can be viewed as defining who has infrastructure deployment rights over a particular space or area (a.k.a., a "corridor"), which allows for the provision of actionable data insights.







The beauty of LiDAR, the same technology increasingly used in self-driving cars, is that it enables us to deliver detailed insights into movement and interaction patterns, including customer browsing time, group movement, display engagement, and congestion points.



Surge Node
(LiDAR/Edge unit)
24/7 Sensing Data showing the direction of object movement. LiDAR provides what it sees without identifying "who"

But isn't this already being done with cameras?

Not exactly, there are some distinct advantages of LiDAR.

- **Cameras**: see colors and details (red stoplight, green grass, yellow bus) but don't know exact distances, are sensitive to light, and are vulnerable to privacy concerns.
- **LiDAR**: knows exact distance and shape, but doesn't see colors. Instead of a flat photo, LiDAR builds a 3D map—kind of like a Minecraft world, where every block has the right height, width, and depth.

Because Surge seeks to secure infrastructure Rights-of-Way for sensors and edge compute, we make it seamless for other solutions to integrate with our existing infrastructure platform for future hardware and software upgrades.



COMPETITIVE ADVANTAGE

Competitors Capture Data for Human Consumption

But Machines are the Largest Growing Data Users

Our competitors focus on data consumed by people.

We are driven by the reality that machines have surpassed humans as the primary data consumers. The Age of AI demands infrastructure specifically built for robots, smart devices, and autonomous systems that require exponentially higher data volumes to operate.



Connected devices in millions
50,000
25,000
0
7,741
9,756.4
13,143.1
17,686.8
21,830.5
26,433.3
30,990.8
35,467.5
39,853
2019
2020
2021
2022
2023
2024
2025*
2026*
2027*
2028*
2029*
2030*
2031*
2032*
2033*
2034*
Connected Vehicles
IT Infrastructure
Payment Terminals
Personal Monitoring & Tracking
White Goods
Autonomous Vehicles
Precision Specialist Robots
Remote Diagnostics & Maintenance
Smart Grid
Consumer Internet & Media Devices
Office Equipment
Personal Assistance Robots
Portable Information Terminals
Asset Tracking & Monitoring
Inventory Management & Monitoring
Real World 'Visualisation'
Remote Process Control
Access Control & Intercoms
1/2
© Statista 2025

These connected devices all serve businesses, cities, municipal services, and ultimately us, but they are only as good as their weakest link—their connected data infrastructure.

That's where Surge comes in.

We aim to deploy infrastructure to generate multiple, durable revenue streams. This strategy is positioned with an aim to generate long-term

monetization from established buyers and potentially capture high-growth income from the machine economy. Each access request may represent a monetization opportunity, depending on system usage.

	LEGACY INFRASTRUCTURE	SURGE
Cost Efficiency	Expensive and requires more hardware	Cost cutting on shared infrastructure by over 90% (at scale)
Scalability	Limited by outdated infrastructure and duplicative permitting	Open-access and easily replicable model
Solution	Fragmented single solution	Enables innovation and multiple solutions for end-users
Maintenance	Carried out separately and costly	Cost effective and time sensitive
ROI	Self-serving and wasted tax dollars	Project financing and public benefits
Investor Benefit	Wall Street — "Select Few"	Main Street — "You, We"
Personal Identification Info	Yes	No
Public Sector Alignment	No	Yes

 BUSINESS MODEL

Currently, companies like Google, Intel, Amazon, and your local city government build their own separate sensor networks on the same street corners which results in a messy, expensive, and inefficient, leading to:

- **Waste:** Money is wasted building the same thing over and over.

- **Chaos:** Systems don't talk to each other, making the city less smart overall.

- **Slow Innovation:** It's too expensive and complicated for new companies to join in.

While most competitors and incumbents deploy fragmented, costly, and inefficient sensor networks for siloed consumption, Surge's model is designed with an aim to uniquely align all stakeholders. We leverage open-access economics and localized governance to build one connected network.

This multi-tenant architecture ensures that every Surge node—our "mini-tower"—serves dozens of simultaneous users (Mapping, Transit, Autonomous Systems, Retail, Developers). This shared platform is designed to reduce redundancy, improve integration, and strengthen deployment efficiency compared to the chaotic, self-serving systems currently in place.

$70k One-Time

→ $250k to $1m/yr Revenue Per Location

We estimate $70,000 in initial capital expenditures per location based on detailed analysis of initial capital expenditures (equipment and labor) for two units. We project favorable operating margins, as recurring costs (including rent and data storage) are estimated to consume less than 10% of the gross revenue per location.

To validate the economic potential of our platform, we commissioned a preliminary data valuation and monetization estimate from Gulp Data. This analysis helps quantify what we believe to be the revenue we expect to generate from our infrastructure.



Total Annual Revenue
$366,000
Per Location

Total Installed Cost
$67,940
Per Location

Payback Period
~4.86 Months
Time to recover installed cost.

Total Annual Revenue is derived from the median of actual data revenue paid by diverse buyers (companies, municipalities, and Departments of

by diverse buyers (companies, municipalities, and Departments of Transportation) over various periods. Our estimates, based on this third-party data broker analyses, suggest that a fully-deployed Location (aka "Node" which is 1 to 2 Units on poles in an intersection) could generate between $250,000 to $1m in Annual Recurring Revenue (ARR).

These are forward-looking projections and may not reflect actual results. It is important to note that while these projections are based on a credible data broker's valuation, they are forward-looking and cannot be guaranteed.

There are thousands of locations in the U.S. alone where our real-time spatial intelligence and infrastructure is valuable.



TRACTION

North Raleigh is 1st, and

We Have Partners Lined Up in GA, FL, and beyond

Demand is growing across multiple market sectors for persistent, real-time infrastructure capable of supporting autonomy, perception, and localized data processing. We have partnerships in Atlanta, New Orleans, and planning for additional domestic deployments are underway in multiple regions.



2025
2026
2027
NEW YORK CITY
BALTIMORE
RALEIGH-DURHAM
CHARLOTTE
INDIANAPOLIS
ATLANTA
MIAMI
KANSAS CITY
NEW ORLEANS
DENVER
DALLAS-ARLINGTON
HOUSTON
LAS VEGAS



PHOENIX
LOS ANGELES
SAN DIEGO

This map primarily represents our pipeline of potential projects based on corridor data (e.g., pedestrian, intersection and traffic intelligence). The downstream potential is substantial, with a separate segment—in-store consumer behavior data—already attracting pilot interest from multiple major brands.



MARKET ANALYSIS

The $41.9 Billion American Opportunity

Driving Towards an Initial $70m ARR Goal

Our current business plan targets a portion of the **$1.26 billion Serviceable Obtainable Market (SOM)**, with near-term revenue potential estimated by management at up to **$70 million annually**. These targets are forward-looking and depend on successful deployments and customer adoption.



TOTAL NORTH AMERICAN MARKET
$41.9B
ANNUALLY
SERVICEABLE ADDRESSABLE MARKET (SAM)
$3.14B
ANNUALLY
SERVICEABLE OBTAINABLE MARKET (SOM)
$1.26B
ANNUALLY

2026 Pipeline | **2027 & 2028 Pipeline**

Planned Locations: 70		Potential Locations: +2200
Geographies:		**Geographies:**
	25 Raleigh	+500 Raleigh
	15 New Orleans	+500 Atlanta
	15 Atlanta	+250 Kansas City
	15 Kansas City	+250 New Orleans
	70 Planned Locations	+200 Charlotte
		+150 Las Vegas
		+150 Los Angeles
		+50 Baltimore
Target Revenue:	$17.5m to $70m ARR	+50 Boston
	within 1yr of commissioning	+50 San Diego
		+50 Dallas

Based on ongoing conversations we anticipate our pipeline scaling quickly in the coming years. Surge's goal is to aggressively scale once established in a market. For example, the first 4 cities represent an opportunity to deploy up to 1000 locations respectively, by 2030, while the Company continues expansion in additional cities and new markets.

The graphics above contain forward looking projections that are subject to change and not guaranteed. The revenue projections are a function of per-location user fees and data revenue share, scaled by the density of deployed Surge nodes in a given area.



JOIN US

Partner. Invest. Build.

We Invite You to Join Us.

We believe the intelligent infrastructure market is at a similar inflection point to mobile technology in its early stages.

"INTELLIGENT INFRASTRUCTURE IS THE FOUNDATION OF THE 21ST-CENTURY ECONOMY. SURGE LETS EVERY AMERICAN OWN THEIR SHARE."

JOHN COWAN, EXECUTIVE CHAIR

Don't just watch the future unfold—**join us in building it.** Explore investing in

Surge through our Regulation Crowdfunding offering.

SURGE